

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2006

Ms. Jacqueline Danforth
President, Principal Executive, Financial and Accounting Officer
FACT Corporation
915 Timber Ridge Court
Neptune, NJ 07753

> **Re: FACT Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Response letters dated November 28, 2005 and March 16, 2006**
> **File No. 000-17232**

Dear Ms. Danforth:

We have reviewed your response letters and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 – Acquisition of Food and Culinary Technologies Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, page F-13

1.   We understand from your response to prior comment 4 that at the time of executing the agreements between FACT, FACT Group LLC and Capital Reserve Corporation, all parties other than Mr. Lawler were arms length to you, and for this reason you believe that fair value accounting is appropriate for the Class C shares issued to all recipients, except those issued to Mr. Lawler, to which you assigned a value of zero. We also understand that substantially all of the assets acquired in this transaction were contributed by FACT Group LLC concurrently with your acquisition, and therefore consideration reflecting the value of the intellectual property acquired consists of the $2 million payable and 800,000 Class C shares. We acknowledge your position on the Class C shares issued to Mr. Lawler, as he had a cost basis of zero in the assets acquired.

Given the circumstances you have described, it appears that in recording the transaction in 2001, the guidance in paragraphs 8 through 10 of SFAS 123, as further clarified in paragraph 6 of EITF 01-1, would have applied to the Class C shares issued to Mr. Lawler and the owners of FACT Group LLC. As this guidance does not accommodate equating the values of the Class C and Class A shares, or assigning zero value to the shares issued to Mr. Lawler, revisions appear to be necessary.

2.   Please expand your disclosure stating that the acquisition of FACT has been "treated as a purchase" to describe the elements that did not accompany the intellectual property, formulas, patent rights and other intangible assets acquired which would be necessary for the transaction to be appropriately characterized as a business acquisition, given the criteria set forth in EITF 98-3. For example, customers and a revenue stream would ordinarily be a precursor for characterization as a business to be appropriate; referring to the purchase methodology inappropriately suggests that FACT was a business. It seems that it would be more appropriate to describe the transaction as an asset acquisition.

3.   In your response to comment 2 from your letter dated August 19, 2005, you state that the stock split in 2003 "…did not impact the conversion formula with respect to the conversion of Class C common shares to Class A common shares…." However, your response to comment 3 from your letter dated November 28, 2005 contains the contract provisions related to the conversion of Class C shares which states that "…the conversion rate shall be adjusted as appropriate in the case of a stock split, dividend, or recapitalization of the Class A Common Stock," contrary to your earlier response.

We now understand that subsequent to the reverse split, the conversion provisions of the Class C common shares were restored to the initial conversion ratio of six Class A shares for one Class C share, from a conversion ratio that would appear to have been 1.5 Class A shares for one Class C share, after the August 6, 2003 one-for-four reverse stock split, thereby quadrupling the number of Class A shares obtainable upon conversion. You explain that the conversion provisions were revised "…to allow the Class C shareholders to continue to maintain effective control in consideration for their agreement to settle the litigation," including the forgiveness of "certain liabilities and obligations." However, in your March 16, 2006 response letter, you qualified this explanation by stating that you "…did not intend to refer to any specific or quantified liability owed by FACT Corp. that was forgiven," and that you were only referring to "…potential liabilities that were being sought by the plaintiffs in the litigation against FACT…." Accordingly, we now understand that you did not value the conversion provisions, and that you made no accounting entries to record the modification or to eliminate any liabilities.

Given the foregoing, it appears you will need to revise your financial statements to follow the guidance in paragraph 35 of SFAS 123, requiring accounting recognition of the incremental fair value of an award that is attributable to a modification, as measured immediately before and after such modification.

4.   We note that you recorded a liability for "additional consideration" of $227,878 in 2003 under an agreement that requires you to make monthly payments from September 1, 2003 through December 2006; and that you recorded the debit side of the entry as an asset on your balance sheet, rather than to expense. Please expand your disclosure to explain the rationale for the provision related to your statement "Such amount will be decreased in the event that such member owners personally earn more than a certain amount in any of the stated years…;" describe the manner of calculating the amount personally earned, and disclose the threshold amounts. Tell us the reasons you believe this should be reported as a component of your intangible asset; cite the authoritative literature that you believe supports the accounting you have described.

5.   We understand from your response to prior comment 7 that you intend to restate your financial statements for 2004 to recognize amortization of your intangible assets. Given the level of preparedness described in your 2002 report, along with the sales activity in 2003 and greater certainty surrounding the terms for payment of the note that was achieved during 2003, we believe that also recording amortization in 2003 would be necessary to comply with the guidance in paragraph 12 of SFAS 142.

Note 9 – Stock Based Compensation, page F-18

6.   We note your disclosure stating that no compensation expense has been recorded on grants of employee stock options because "…all were issued with exercise prices less than the fair value of the underlying stock at the date of grant." Under paragraph 10 of APB 25, you are required to recognize compensation cost unless the employee pays an amount that is at least equal to the quoted market price of the stock on the measurement date. Please revise your financial statements as necessary to comply with this guidance.

Note 16 – Distribution of Capital Canada, page F-23

7.   In the audited financial statements of Capital Reserve Canada Limited (CRC) provided as Exhibit C in your response letter dated November 28, 2005, Note 1 to the financial statements states that CRC was "a wholly owned subsidiary of FACT Corporation…up until November 1, 2004." Please reconcile this with your response which states the effective date of the spin off was June 25, 2004, and

restate your quarterly and annual financial statements and the related disclosures accordingly; the entity should be consolidated until the effective date of the spin-off.

8. We have read your response to prior comment 9, in which you explain that you do not believe paragraph 13 of SFAS 114 is the appropriate guidance for accounting for the $325,000 impairment charge related to a $650,559 receivable from Capital Reserve Canada, which you recorded directly to the common stock account, reasoning that the receivable arose in conjunction with your issuance of common stock in exchange for an oil and gas property. Given your characterization of this item as an asset on your balance sheet; disclosure stating that "As of December 31, 2004 Capital Canada is in debt to the Company in the net amount of $650,559…;" and inability to qualify for any of the scope exceptions in SFAS 114, it appears you will need to restate your financial statements to comply with the provisions of SFAS 114. Expand your disclosure to include details of the contractual arrangement that you believe supports the remaining asset balance, and the assumptions underlying your estimate of the $325,000 loss.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief